April 27, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re: Mallinckrodt Public Limited Company
Form 10-K for the Fiscal Year Ended September 25, 2015
Filed November 24, 2015
Form 10-Q for the Quarterly Period Ended December 25, 2015
Filed February 2, 2016
File No. 001-35803

Dear Mr. Rosenberg:

Mallinckrodt public limited company ("the Company") acknowledges receipt of the letter from the Securities and Exchange Commission ("the Commission") dated April 13, 2016. The Company is ensuring that it has fully vetted these important topics and in that regard had a conference call with the Commission staff to gain a better perspective regarding the comments. Following this meeting, the Company continues to evaluate its disclosures; as such, the Company requests an additional ten business days to complete its response to your April 13, 2016 letter. The Company's response is expected to be submitted by no later than May 11, 2016.

If you have any questions regarding the foregoing, please contact Matthew K. Harbaugh, the Company’s Senior Vice President and Chief Financial Officer at (314) 654-2000.

Sincerely,
Mallinckrodt public limited company

By:/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer